

January 19, 2012

Brian R. Poole, Esq.
T. Rowe Price Multi-Sector Account Portfolios, Inc.
100 East Pratt Street
Baltimore, MD 21202

Re: T. Rowe Price Multi-Sector Account Portfolios, Inc., File Nos. 333-178660 and 811-22620

Dear Mr. Poole:

We have reviewed the registration statement for T. Rowe Price Multi-Sector Account Portfolios, Inc., filed on Form N-1A with the Securities and Exchange Commission on December 21, 2011, and have the comments below, which are applicable to each of the prospectuses for the T. Rowe Price Emerging Markets Bond Multi-Sector Account Portfolio, T. Rowe Price Emerging Markets Local Multi-Sector Account Portfolio, T. Rowe Price Floating Rate Multi-Sector Account Portfolio, T. Rowe Price High Yield Multi-Sector Account Portfolio, T. Rowe Price Investment-Grade Corporate Multi-Sector Account Portfolio, and T. Rowe Price Mortgage-Backed Securities Multi-Sector Account Portfolio (collectively, the "Funds") unless indicated otherwise.

Prospectus
1. Please include the exchange ticker symbols for the Funds' shares on the front cover page.

    Fees and Expenses of the Fund
2. Confirm to the staff that there are no shareholder fees or acquired fund fees and expenses.

    Principal Investment Strategies
3. The principal investment strategies section of the T. Rowe Price Emerging Markets Bond Multi-Sector Account Portfolio states that the fund will invest in ". . . corporate issuers located in or conducting the predominate part of their business activities in [emerging market countries]." Confirm to the staff that "predominate" means at least 50%.

4. Revise the disclosure regarding the T. Rowe Price Emerging Markets Bond Multi-Sector Account Portfolio and T. Rowe Price Emerging Markets Local Multi-Sector Account Portfolio to include the method by which the funds determine whether a country is an emerging market. For example, will the funds reference an independent third party list such as FTSE, MSCI or S&P emerging market list?

5. In regard to the principal investment strategies of the T. Rowe Price Floating Rate Multi-Sector Account Portfolio, you state that, "Most, if not all, of the loans in which the fund invests are rated below investment-grade (BB and lower, or an equivalent rating) or are not rated by a major credit rating agency." Please disclose that such loans are also known as junk bonds.

6. The principal risks section of the T. Rowe Price Floating Rate Multi-Sector Account Portfolio includes "foreign investing risk." Clarify the extent to which the fund will invest in foreign bonds, including emerging markets.

7. If the Funds intend to sell or write credit default swaps, confirm to the staff that the full notional value of the securities will be covered.

   Principal Risks

8. Where applicable, add risk disclosure regarding the Funds' investments in securities rated below investment-grade and include disclosure that such securities are also known as "junk bonds" and are speculative in nature.

9. In regard to the "Derivatives risk" disclosure, the Division of Investment Management made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

10. Please include the disclosure required by Item 8 of Form N-1A regarding financial intermediary compensation.

    More About The Fund, Investment in Other Investment Companies

11. Confirm to the staff that investment in other investment companies is not a principal strategy.

Statement of Additional Information

12. Please include the exchange ticker symbols for the Funds' shares on the front cover page.

13. Page 158 describes the Funds' fundamental policy regarding physical commodities. Please clarify the Funds' policy regarding non-physical commodities.

General

14. If the funds intend to use a Summary Prospectus under Rule 498 of the Securities Act of 1933, please provide us your proposed legend required by Rule 498(b)(1)(v) in advance of use.

15. The sub-headings in the Prospectus that appear on the same line as their accompanying text should be delineated in some manner from the text (e.g., "Example This example is intended . . . .").

16. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

17. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

18. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

19. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, please furnish a letter acknowledging that:
    - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    - The Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

    Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    If you have any questions about these comments, please call me at (202) 551-6769.

    Sincerely,

    Deborah O'Neal-Johnson
    Senior Counsel